

December 9, 2014

Via E-mail
Michael Schuler
Chief Executive Officer
Bone Biologics, Corp.
175 May Street, Suite 400
Edison, NJ 08837

> **Re:** **Bone Biologics, Corp.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2014**
> **File No. 333-200156**

Dear Mr. Schuler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the nature of the offering, the size of the offering relative to the number of shares outstanding held by non-affiliates, and the identity and nature of the selling shareholders, it appears that these securities may be being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise the registration statement to name the selling stockholders as underwriters, disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

2. Please update your combined financial statements to include unaudited interim financial statements as required by Rule 8-08 of Regulation S-X and update the related information in your filing, such as your Results of Operations, accordingly.

Management's Discussion and Analysis and Results of Operations, page 23

Liquidity and Capital Resources, page 26

3. Here and elsewhere throughout your registration statement, as applicable, please disclose the convertible promissory note you issued in favor of MTF on September 19, 2014, including the interest rate, conversion terms, and any other material terms and conditions of such convertible promissory note.

Selling Stockholders, page 44

4. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, including but not limited to Katayama Chemical Industry Co, LTD, Shellwater & Company, HEWM/VLG Investment LLC, ForeFront Capital, Aragen Bioscience, Alquest, Inc., and The Gilson Group, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Exhibit 5.1

5. All exhibits are subject to our review. Accordingly, please file the legal opinion in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion, once filed. Understand that we will need adequate time to review the legal opinion before accelerating effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director

cc: William N. Haddad
        Reed Smith, LLP